EXHIBIT 99.10

CONSENT OF Jason J. Cox

I consent to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the report entitled “Technical Report on the Thor Lake Project, Northwest Territories, Canada” dated August 25, 2011 (the “Technical Report”) and the information derived from the Technical Report, included in the Annual Information Form of the Company dated as of November 28, 2012 (the “AIF”) and the Company’s Management Discussion and Analysis of financial statements for the year ended August 31, 2012 (the “MD&A”), and the mineral reserve estimates for the Nechalacho property which are included in the AIF and MD&A.

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-173669), as amended, of the references to our name, the use of the Technical Report and the information derived from the Technical Report in the AIF and MD&A and the mineral reserve estimates for the Nechalacho property which are included in the AIF and MD&A, which are included in the annual report on Form 40-F.

Dated:  November 29, 2012

/s/ Jason J. Cox
Name: Jason J. Cox, P. Eng.
Title: Principal Mining Engineer Director, Mine Engineering